November 5, 2009

Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Blvd, Suite 700
Santa Monica, CA 90401

Re: **The Macerich Company**
Form 10-K for the Fiscal Year Ended
December 31, 2008
Filed February 27, 2009
File No. 001-12504

Dear Mr. O'Hern:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Accounting Branch Chief